
February 26, 2021

Tim Danker
Chief Executive Officer
SelectQuote, Inc.
6800 West 115th Street, Suite 2511
Overland Park, KS 66211

      Re: SelectQuote, Inc.
          Draft Registration Statement on Form S-1
          Submitted February 22, 2021
          CIK No. 0001794783

Dear Mr. Danker:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance